

April 14, 2015

Via E-Mail
David J. Berger
Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto, CA 94304

> **Re:** **Big 5 Sporting Goods Corporation**
> **PREC14A filed April 7, 2015**
> **Filed by Stadium Capital Management, LLC** *et al*
> **File No. 0-49850**

Dear Mr. Berger:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

Preliminary Proxy Statement - General

1. Describe Stadium Capital's and its affiliates' interests in the solicitation, and in particular, those interests not shared by other Big 5 Sporting Goods shareholders incident to their business as an investment advisory firm. See Item 5(b)(1) of Schedule 14A.

Cover Page

2. At the bottom of the cover page, where you identify Stadium Capital, Alexander M. Seavor, Bradley R. Kent and the Nominees as "participants" in the proxy solicitation, revise to include the additional Stadium Capital entities that are also participants.

<u>The Company's Poor Governance Prevents Directors Form Being Accountable, page 2</u>

3. Specifically identify the "numerous unusually high supermajority vote requirements" in the Company's bylaws and charter that you assert are intended to frustrate the will of a majority of shareholders.

4. Consider revising your statement that neither "Stadium Capital nor the Nominees have any specific plans to modify the Company's governance practices." You appear to be describing some specific practices you will attempt to change (declassifying the Board, eliminating the plurality voting standard in uncontested director elections, amending the bylaws to eliminate restrictive supermajority requirements).

<u>Background of this Proxy Solicitation, page 7</u>

5. Describe in greater details the material terms of the Company's proposal to Stadium Capital of April 2, 2015 and Stadium Capital's counterproposal of April 3, 2015. Specifically describe the changes to the Board each side proposed and the governance changes advocated by Stadium Capital.

<u>Proposal 1 – Election of Directors, page 9</u>

6. Refer to the disclosure in the first full paragraph on page 11. Revise to conform it to the limits of discretionary authority outlined in Rule 14a-4(c)(5).

<u>Proposal to Repeal Classified Board, page 12</u>

7. Expand to describe all possible effects of de-staggering the Board, including the potential impact on takeovers.

8. Supplementally provide the studies and other supporting materials underlying the statistics you cite on page 13, or advise where we can access those materials online.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions